Value Line, Inc.
220 E. 42nd Street- 6th Floor
New York, NY 10017
Tel:  (212) 907-1500
Fax:  (212) 682-5779

February 18, 2011

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631

Re:	Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 16, 2010; Forms 10-Q for the Fiscal Quarters Ended July 31, 2010 and October 31, 2010; File No. 0-11306

Ladies and Gentlemen:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance contained in your letter dated February 4, 2011, with respect to Value Line, Inc.’s (“Value Line” or the “Company”) Form 10-K for the fiscal year ended April 30, 2010 filed on July 16, 2010 and Forms 10-Q for the fiscal quarters ended July 31, 2010 and October 31, 2010. The Staff’s comments are in italics followed by the responses (“Answers:”) of the Company.

Form 10-K for the Fiscal Year Ended April 30, 2010

Business, page 3

E. Trademarks, page 10

1.
In future filings, please revise to discuss the duration of all trademarks and service marks held by you. See Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

In the future, we will add the following statement to the discussion of trademarks and service marks in Item 1 of our Form10-K:

“All of the Company’s trademarks and service marks are valid as long as they are in use and their registrations are properly maintained. The Company is utilizing all of its material trademarks and service marks and properly maintaining all registrations.”

Securities and Exchange Commission	2	February 18, 2011

Legal Proceedings, page 15

2.
In future filings, please provide a more detailed discussion of the factual basis underlying the SEC settlement. In particular, we note that your current discussion states only that the investigation was "regarding the execution of portfolio transactions on behalf of the Value Line Funds managed by the Company." Please enhance your disclosure to explain that the investigation involved certain brokerage commission payments charged by you. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

The revised disclosure would include the following current language, with additional new wording underlined:

“During the period from 1986 to November 2004, Value Line, Inc. (“VLI”) had arrangements with several of the mutual funds managed by VLI in which both its brokerage subsidiary and certain unaffiliated broker-dealers charged commissions for trades. The SEC conducted an investigation into the propriety of these brokerage commission charges. On November 4, 2009, the Company, its former brokerage subsidiary and two individuals who were former officers and directors of the Company concluded a settlement with the SEC as a result of the investigation into the brokerage practices discussed above (the “Settlement”).”

3.
In future filings, please revise to provide a more detailed discussion of the portion of the settlement that requires you to disassociate from EULAV and ESI, including timing. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

The Company will include the following disclosure in future filings:

Securities and Exchange Commission	3	February 18, 2011

“The Settlement required that the two former officers and directors no longer be directors or officers of any publicly traded company in the U.S. that has a class of securities registered pursuant to section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or is required to file reports pursuant to section 15(d) of the Exchange Act and disassociate themselves from the Company’s investment management and brokerage business.  In the case of the Company’s former CEO and indirect controlling shareholder, the Settlement expressly permitted her to continue to exercise control until November 4, 2010, which date was extended by the Commission to December 24, 2010, for the purpose of engaging in one or more transactions that would result in her terminating her affiliated person status with respect to the Company’s then broker-dealer and investment adviser subsidiaries.  This was achieved on December 23, 2010 upon the closing of the transaction in which EULAV Asset Management, a Delaware business trust (“EAM”) succeeded to the regulated businesses formerly conducted by the Company.”

4.
In future filings, please disclose the names of the two former officers and directors of the Company who were party to the settlement with the SEC. In particular, we note that you state that one of the parties is the former CEO and indirect majority shareholder. Please clearly state that this individual is Jean Bernhard Buttner.

Answer:

In future filings that discuss the Settlement, the Company will make the clarified disclosure you describe.

5.
In future filings, please disclose the current and former directors that were named as parties to the shareholder suits filed on September 3, 2008 and November 9, 2009, and describe the amount of remuneration that the complaints seeks to have returned.

Answer:

The Company will include the following disclosure in future filings:

The present and former directors who are defendants in the consolidated cases filed in 2008 and 2009 are Howard A. Brecher, Edgar A. Buttner, Jean Bernhard Buttner and David Henigson.  The complaints do not specify a basis for calculating remuneration that the actions seek to have returned to the Company, nor do the original or amended complaints state a total of such remuneration.  In a document filed in 2011, the plaintiffs indicate an amount at issue in the case of $5 million.

Securities and Exchange Commission	4	February 18, 2011

Item 6. Selected Financial Data, page 16

6.	In future filings, please provide the disclosures or cross-references required by Instruction 2 to Item 301 of Regulation S-K.

Answer:

The Company intends to include suitable cross-references as required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 18

7.
We note that in the table on page 18, you state that the percentage change from fiscal year 2009 to fiscal year 2010 for certain earnings figures is "NMF" or "not meaningful figure." We recognize that the percentages that would be disclosed in this column would be significant, however, given that such percentages can be calculated, and that you have disclosed other percentage changes that exceed 100%, such as the percentage change in operating expenses, in future filings please disclose the actual percentage change.

Answer:

We have noted your request and in future filings we will calculate percentage changes, regardless of the significance of the percentage in terms of absolute amount.

8.
We note that your Investment periodicals and related publications revenues have declined each fiscal year since fiscal year 2005 and at an increasing rate. Please ensure your discussion and analysis provides investors with this material trend in your largest segment's revenues. Please also provide investors with an understanding as to why this trend has continued for such a significant period of time and if you expect the rate of decline between fiscal years to continue to increase. Finally, please explain the steps, if any, that management is taking to address this negative trend.

Answer:

In future filings the Company anticipates including expanded disclosure in this area incorporating material similar to the following:

“The majority of the Company’s subscribers have traditionally been individual investors who generally receive printed publications via US Mail on a weekly basis.   Consistent with the experience of other print publishers in many fields, the Company found that its universe of customers has been declining as individuals migrate to online delivered services.

Securities and Exchange Commission	5	February 18, 2011

“Investors interested in online investment information have access to free equity research from many sources.   For example, most retail broker-dealers with online trading capabilities offer their customers free or low cost research services that directly compete with the Company’s services.

“Revenues from retail electronic services have also declined because many competing electronic products offer more current features.

“The Company also believes that the volatility of the equity market and the severe economic recession have to a degree eroded retail investor interest in equities.

“The Company believes that the negative trend in overall subscription revenue is likely to continue at a rate comparable to that of previous years until new products have been developed and marketed.

“The Company has established the goal of developing competitive electronic products and marketing them effectively through traditional and electronic channels.  Towards that end, the Company has been working closely with a third-party firm with expertise both in crafting effective online marketing strategies and modernizing legacy information technology systems.   The Company is not able to predict when these efforts will result in the launch of new services or whether they will be successful in affecting the trend of declining retail publishing revenues.”

9.
In future filings, please ensure your discussion and analysis includes all periods presented. In this regard, the results of operations section of MD&A provides a discussion and analysis of fiscal years 2010 and 2009 but excludes fiscal year 2008. Please refer to Instruction 1 to Item 303(A) of Regulation S-K for guidance.

Answer:

Management’s Discussion and Analysis in future annual filings will include all periods presented.

Securities and Exchange Commission	6	February 18, 2011

10.
In our letters dated March 13, 2009 and April 13, 2009, we requested that you disclose the portion of your print publication revenues and electronic publication revenues that were generated from the retention of subscribers versus the portion of revenues generated from new subscribers for each period presented. In your letter dated April 24, 2009, you agreed to provide this information in future periodic reports. Please confirm that you will provide this additional information beginning with your third quarter of fiscal year 2011 Form 10-Q, especially in light of the continued decline in revenues generated.

Answer:

Beginning with the third quarter of fiscal year 2011 Form 10-Q, we will provide additional information related to the portion of print publication revenues and electronic publication revenues that were generated from the retention of subscribers versus the portion of revenues (or paid orders) generated from new subscribers for each period presented.

11.
We note that you have included the rollforward of your assets under management by fund type within the Business section of your 2010 Form 10-K. Please consider providing this table within MD&A to supplement your discussion and analysis of your revenues and earnings from investment management fees and distribution services revenues. While we understand that beginning at the end of the third quarter of fiscal year 2011, you no longer consolidate the investment management and distribution services subsidiaries, you will continue to recognize a portion of the revenues and earnings as income. As such, it would appear as though this information will continue to be useful to investors to understand this income.

Answer:

The Company will attempt to obtain pertinent information from management of EAM. This schedule is prepared annually by the fund administrator, currently State Street Bank and Trust Co.  In our future Forms10-K, we will move this schedule from the Business section to the MD&A to supplement our discussion and analysis of revenues and earnings derived from EULAV Asset Management Trust (“EAM”).

12.
We note that the market value change has significantly impacted the assets under management for each of your fund types. In future filings, please provide investors with a meaningful understanding of the performance of each of your fund types. In this regard, please describe the underlying types of investments and overall strategy affecting each type of fund's market value. To the extent necessary to provide investors with a sufficient understanding of the performance of your types of funds for each period presented, please also discuss the underlying assets and how the inherit risks of those assets impacted the market movements. Please refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

Answer:

Securities and Exchange Commission	7	February 18, 2011

The Company will attempt to obtain pertinent information from management of EAM and to present it in the Company’s Form 10-K. As the Company is not involved in the management of EAM which operates independently of VLI, we cannot insure that the information obtained will be in the format contemplated by your question.

13.
In future filings, please provide investors with a more comprehensive understanding of the material factors impacting your operating margins. In this regard, an explanation that the margin declined due to the decline in revenues does not appear to provide investors with a complete understanding as to why operating margins for fiscal year 2010 as compared to fiscal year 2009, since the measure is a percentage of revenues for the period and not the change in revenues.

Answer:

In future filings the Company intends to disclose substantially the following:

“The decline in operating margins resulted primarily from certain asset based revenue declines with no offsetting reductions in expense.  Copyright data revenues, which are asset based, declined from fiscal 2009 to fiscal 2010 while the Company’s costs to provide the copyright data are relatively fixed.   Investment management fees and distribution revenues during fiscal 2010  declined as compared to the prior year.  Most of the decline consisted of management fees which also are asset based and for which there were no corresponding reductions in expenses to offset the lost revenue. Similarly, the decline in investment publication and periodicals revenues also contributed to the decline in profit margins because the cost reductions do not proportionately decrease in relation to the decline in the investment periodicals and publications revenues.”

Securities and Exchange Commission	8	February 18, 2011

Item 9A. Controls and Procedures, page 29

14.	In future filings, please include the disclosure required by Item 308T(a)(4) of Regulation S-K.

Answer:

The Company included the disclosure required by Regulation 308T(a)(4) in the fourth paragraph under the heading "(a) Evaluation of Disclosure Controls and Procedures" of Item 9A on page 29 of its Annual Report on Form 10-K for the fiscal year ended April 30, 2010.  The Company will provide substantially similar disclosure in its next Annual Report on Form 10-K or other appropriate disclosure mandated by any successor to this now expired temporary regulation.

Directors, Executive Officers and Corporate Governance, page 31

15.
In future filings, please revise the business experience during the past five years for each of your executive officers (currently disclosed on page 12), directors and nominees to clearly set forth the time period during which the executive officers, directors and nominees served in the positions listed. For example, it is unclear whether the description of business experience for Howard Brecher covers the full five years, and whether he is still the Vice President, Treasurer and General Counsel of AB&Co. Similarly, the dates of employment for Thomas Sarkany are unclear. These are just examples. See Item 401(e) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

The Company will provide the required disclosure in future filings.  As an illustration, we have set forth below the disclosure presented in the Annual Report on Form 10-K for the fiscal year ended April 30, 2010 with the additional information requested:

Securities and Exchange Commission	9	February 18, 2011

Nominee, Age as of June 30, 2010 and Principal Occupation	Director Since

Howard A. Brecher (56). Acting Chairman and Acting CEO of the Company since November 2009; Chief Legal Officer; Vice President; Secretary of the Company from prior to 2005 until January 2010; Vice President and Secretary of the Value Line Funds from June 2008 until December 2010; Secretary of EULAV Asset Management, LLC (“EULAV”) from February 2009 until December 2010; Director and General Counsel of Arnold Bernhard & Co., Inc. since prior to 2005.

Mr. Brecher has been an officer of the Company for more than 17 years. In addition to Chief Legal Officer, he has served as Secretary and Vice President of the Company. Mr. Brecher is a graduate of Harvard College, Harvard Business School and Harvard Law School. He also holds a Master’s Degree in tax law from New York University.
1992

Stephen Davis (58). Managing Member, Davis Investigative Group, LLC since 2001. Mr. Davis has been a senior government official and has successfully managed his own business servicing the financial services industry and other clients for more than 10 years.	2010

Alfred Fiore (54). Chief of Police, Westport CT. Mr. Fiore currently serves as the senior official of a municipal department with both executive and budget responsibilities. He has been Chief of Police, Westport CT for more than 6 years and has been with the Police Department for more than 31 years.	2010

William Reed (65). President, W.E. Reed. Mr. Reed has successfully managed his own private business for over 40 years, providing a spectrum of services to real estate owners and managers regionally.	2010

Stephen R. Anastasio (51). Treasurer of the Company since September 2005; Treasurer of each of the Value Line Funds from September 2005 to August 2008; Chief Financial Officer of the Company from 2003 to September 2005. Mr. Anastasio has been employed by Value Line, Inc. for more than 20 years including the roles of CFO, Treasurer, Chief Accountant and Corporate Controller. He has served as a Director on the VLI Board since February 2010 in addition to being Treasurer of VLI since September 2005. His relevant experience also includes being Treasurer of each of the Value Line Mutual Funds from 2005 to 2008. Mr. Anastasio is a graduate of Fairleigh Dickinson University and is a Certified Public Accountant.
2010

Securities and Exchange Commission	10	February 18, 2011

Mitchell E. Appel (39). * Chief Financial Officer of the Company  from April 2008 and from September 2005 to November 2007; President of each of the Value Line Funds since June 2008; President of EULAV and EULAV Securities, Inc. since February 2009; Treasurer of the Company from June to September 2005; Chief Financial Officer, XTF Asset Management from November 2007 to April 2008.
Mr. Appel has served as a Director on the VLI Board since February 2010. His relevant experience also includes being President of each of the Value Line Mutual Funds since 2008 and President of the Advisor and Distributor of the Funds, both subsidiaries of the Company.  He has held officer positions in previous roles with other asset management companies prior to VLI and has an MBA from New York University.
2010

Thomas T. Sarkany (64). * Mutual Fund Marketing Director of the Company since 1994; Director of Copyright Data of the Company since 2001; Secretary of the Company since January 2010. Mr. Sarkany has served as a Director on the VLI Board since February 2010 and the Value Line Mutual Funds Board since June 2008. He has been employed as Marketing Director with Value Line for over 15 years. Mr. Sarkany holds a Masters Degree in Finance and has over 30 years of broad ranged experience in the financial services industry.	2010

*Messrs. Appel and Sarkany are no longer directors, officers or employees of VLI after December 23, 2010, having resigned their positions in connection with the separation of EAM from the Company. Their biographical information is included for illustrative purposes.

Securities and Exchange Commission	11	February 18, 2011

“Director Qualifications

“When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Board focused primarily on the information discussed in each of the directors’ individual histories set forth above.  In particular, with regard to Mr. Brecher, the Board considered his nearly 20 years experience with the Company in both legal and operational roles, as well as his extensive knowledge of the Company’s product lines.  With regard to Mr. Davis, the Board considered that he is managing director of his own business servicing the financial services industry and other clients.  With regard to Mr. Fiore, the Board considered that he is the Chief of Police of Westport, Connecticut – responsible for overseeing law enforcement activities and managing a highly visible and critical governmental function with all of its attendant legal, financial and operational concerns.  With respect to Mr. Reed, the Board considered that he managed a successful service industry business for more than 40 years.  The Board considered that Mr. Anastasio had nearly 20 years experience with the Company in his roles as Controller, Chief Financial Officer and Treasurer.  The Board also considered that Mr. Anastasio is a Certified Public Accountant with extensive knowledge of corporate taxation regulations.  The Board considered Mr. Appel’s five years of service with the Company in his roles as Treasurer, Chief Financial Officer and, more recently, President of the Company’s asset management and fund distribution business.  In addition, Mr. Appel has over 10 years of experience in the asset management and fund distribution business.  The Board considered that Mr. Sarkany had over 15 years experience with the Company, during which time he had direct responsibility for all marketing matters relating to the Company’s asset management business.”

16.
We note your disclosure that a shareholder's suit was filed on September 3, 2008 that relates to the SEC's investigation, and that this suit names your current and former directors. In future filings, to the extent required by Item 401(f) of Regulation S-K, please disclose which of your directors is party to this suit.

Answer:

In future filings, the Company intends to disclose the directors who are party to the suit, to the extent required by Item 103 or Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 34

17.	We note your disclosure regarding the related party transactions with AB&Co. In future filings, please disclose that Jean Bernhard Buttner is the owner of all of the outstanding voting stock of AB&Co.

Answer:

In response to your comment, based on the current facts each future periodic report would state that Jean Bernhard Buttner is the owner of all of the outstanding voting stock of AB&Co.  We may elect to add that she is a minority owner of the common stock of AB&Co.

Securities and Exchange Commission	12	February 18, 2011

Signatures

18.	In future filings, please include the signature of your controller or principal accounting officer. See General Instruction D(2) to Form 10-K.

The appropriate signatures will be included in future filings.

Note 14 — Legal Proceedings, page 52

19.	In future filings, please revise your disclosure regarding the SEC investigation and settlement to provide investors with a better understanding about the following:

•	Nature of the investigation and how it relates to your business.

•	The impact the settlement is having and/or will have on your future operating results and cash flows.

•
Please explain to investors the impact to your business and/or consolidated financial statements if the SEC determines that you and/or the former CEO and director are not in compliance with the settlement.

•	If correct, please clearly state that the remaining $4.4 million of the settlement provision is for the costs of the Fair Fund distribution.

Please provide us with the disclosures you intend to include in future filings.

Answer:

In future filings the Company anticipates including substantially the following disclosures:

“During the period from 1986 to November 2004, Value Line, Inc. (“Value Line”) had arrangements with several of the mutual funds managed by Value Line in which both its brokerage subsidiary and certain unaffiliated broker-dealers charged commissions. The Securities and Exchange Commission, (“SEC”), conducted an investigation involving the propriety of the brokerage commission charges.

Securities and Exchange Commission	13	February 18, 2011

“On November 4, 2009, Value Line, its former brokerage subsidiary and two individuals who were former officers and directors of Value Line concluded a settlement with the SEC as a result of an investigation into the brokerage practices discussed above, which we refer to as the Settlement.

“The Settlement with the SEC that resolved their investigation resulted in Value Line being precluded from receiving the revenue, through its brokerage subsidiary, from commissions charged for securities trading by the Funds. Value Line suspended this practice in 2004 so this aspect of the Settlement will not result in any change in revenue compared to more recent fiscal years. The Settlement also resulted in the investment adviser business being transferred to EULAV Asset Management. However, Value Line continues to have both a revenues interest and a profits interest in EULAV Asset Management.”

It is not possible at this time to draft the entirety of pertinent future disclosures as they depend on future events.

In future filings, the Company will carefully review disclosures regarding the Settlement and the circumstances of the investigation so that discussion of the matter and how it relates to the Company’s ongoing business, such as possible effects on operating results and cash flows, is clear.  On consideration, the Company does not find itself in a position to speculate as to effects in the event a court were to agree with the SEC that a hypothetical instance of non-compliance with the Settlement had occurred in the future.

The outstanding provision for settlement in the amount of $4.4 million includes anticipated costs of Fair Fund administration as well as certain legal fees and costs, arising from reaching and implementing the Settlement.  Future filings will disclose the principal reasons for changes in the provision, should they be warranted.

20.
In future filings, please revise your disclosures for the consolidated derivative lawsuits stemming from the SEC investigation and settlement to disclose the amount or range of reasonably possible loss in excess of accrual. Please refer to ASC 450-20¬50-1 — 450-20-50-5 (paragraph 10 of SFAS 5) for guidance. If you are unable to make an estimate of the amount or range of reasonably possible loss for any of these legal proceedings, please explain to investors why you are unable to estimate the amount or range of reasonably possible loss in excess of accrual. Finally, please ensure that you update your disclosures regarding these lawsuits, For example, we note your disclosure in the second quarter of fiscal year 2011 Form 10-Q that the case is proceeding in New York County. Please explain to investors what this means and what the status of the case is. Please provide us with the disclosures you intend to include in future filings.

Securities and Exchange Commission	14	February 18, 2011

Answer:

As the case has progressed slowly, it is difficult to elaborate at this point, on previous disclosures.  We will discuss in future filings the procedural progress of the case.  At this writing the case is at a relatively early stage and the parties are beginning a process of court-supervised, non-binding mediation. We will also address the loss contingency considerations addressed in ASC 450-20-50. At this time, the Company is unable to determine if a loss is probable and cannot reasonably estimate the amount of a possible loss.

Definitive Proxy Statement on Schedule 14A Filed August 6, 2010

Corporate Governance, page 3

21.
We note your disclosure that you combine the roles of Chief Executive Officer and Chairman, and that you have "determined that combining these positions serves the best interests of the Company and its shareholders." In future filings, please explain why you believe this leadership structure is appropriate given the specific characteristics or circumstances of your company. See Item 407(h) of Regulation S¬K. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

In the future, we will add the following statement to the discussion of board structure:

“The Board believes that the Company’s Acting Chief Executive Officer is best situated to serve as Acting Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance.”

22.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Securities and Exchange Commission	15	February 18, 2011

Answer:

In future proxy filings, we anticipate adding the following statement to the discussion of compensation policies and practices:

“Risk Considerations

“The Compensation Committee believes that risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.  In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.”

23.
In future filings, please discuss the specific experience, qualifications, attributes or skills of all directors and nominees on a director-by-director basis. See Item 401(e) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.

Answer:

The Company will provide the required disclosure in future filings.  As an illustration, we have set forth below the disclosure presented in the Annual Report on Form 10-K for the fiscal year ended April 30, 2010 with the additional information requested:

Nominee, Age as of June 30, 2010 and Principal Occupation	Director Since

Howard A. Brecher (56). Acting Chairman and Acting CEO of the Company since November 2009; Chief Legal Officer; Vice President; Secretary of the Company from prior to 2005 until January 2010; Vice President and Secretary of the Value Line Funds from June 2008 until December 2010; Secretary of EULAV Asset Management, LLC (“EULAV”) from February 2009 until December 2010; Director and General Counsel of Arnold Bernhard & Co., Inc. since prior to 2005.

Mr. Brecher has been an officer of the Company for more than 17 years. In addition to Chief Legal Officer, he has served as Secretary and Vice President of the Company. Mr. Brecher is a graduate of Harvard College, Harvard Business School and Harvard Law School. He also holds a Master’s Degree in tax law from New York University.
1992

Securities and Exchange Commission	16	February 18, 2011

Stephen Davis (58). Managing Member, Davis Investigative Group, LLC since 2001. Mr. Davis has been a senior government official and has successfully managed his own business servicing the financial services industry and other clients for over 10 years.	2010

Alfred Fiore (54). Chief of Police, Westport CT. Mr. Fiore currently serves as the senior official of a municipal department with both executive and budget responsibilities. He has been Chief of Police, Westport CT for over 6 years and has been with the Police Department for over 31 years.	2010

William Reed (65). President, W.E. Reed. Mr. Reed has successfully managed his own private service business for over 40 years.	2010

Stephen R. Anastasio (51). Treasurer of the Company since September 2005; Treasurer of each of the Value Line Funds from September 2005 to August 2008; Chief Financial Officer of the Company from 2003 to September 2005. Mr. Anastasio has been employed by Value Line, Inc. for more than 20 years including the roles of CFO, Treasurer, Chief Accountant and Corporate Controller. He has served as a Director on the VLI Board since February 2010 in addition to being Treasurer of VLI since September 2005. His relevant experience also includes being Treasurer of each of the Value Line Mutual Funds from 2005 to 2008. Mr. Anastasio is a graduate of Fairleigh Dickinson University and is a Certified Public Accountant.
2010

Mitchell E. Appel (39). * Chief Financial Officer of the Company since April 2008 and from September 2005 to November 2007; President of each of the Value Line Funds since June 2008; President of EULAV and EULAV Securities, Inc. since February 2009; Treasurer of the Company from June to September 2005; Chief Financial Officer, XTF Asset Management from November 2007 to April 2008. Mr. Appel has served as a Director on the VLI Board since February 2010 . His relevant experience also includes being President of each of the Value Line Mutual Funds since 2008 and President of the Advisor and Distributor of the Funds, both subsidiaries of the Company.  He has held officer positions in previous roles with other asset management companies prior to VLI and has an MBA from New York University.
2010

Thomas T. Sarkany (64). * Mutual Fund Marketing Director of the Company since 1994; Director of Copyright Data of the Company since 2001; Secretary of the Company since January 2010. Mr. Sarkany has served as a Director on the VLI Board since February 2010 and the Value Line Mutual Funds Board since June 2008 . He has been employed as Marketing Director with Value Line for over 15 years. Mr. Sarkany holds a Masters Degree in Finance and has over 30 years of broad ranged experience in the financial services industry.	2010

Securities and Exchange Commission	17	February 18, 2011

*Messrs. Appel and Sarkany are no longer directors, officers or employees of VLI after December 23, 2010, having resigned their positions in connection with the separation of EAM from the Company.

Compensation Discussion and Analysis. page 11

24.
We note that the company engaged Steven Hall & Partners to determine or recommend the amount of compensation for your chief executive officer. In future filings, please revise your disclosure to state whether the consultant was engaged directly by the compensation committee or any other person, describe the nature and scope of its assignment, and describe the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. Further, to the extent required by Item 407(e)(3)(iii) of Regulation S-K, disclose the aggregate fees paid to the consultant during the last completed fiscal year. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Answer:

The Company intends to incorporate disclosure like the following, the facts of which reflect the most recently completed fiscal year:

“As part of its responsibilities, the Compensation Committee engaged Steven Hall & Partners, a management consultant in the field of senior executive compensation with over 30 years of experience.  Accordingly, the Committee deferred to the Hall firm in the choice of relevant methods and criteria.  The Committee inquired into the independence of Steven Hall & Partners and learned that the firm does no work for the Company or any affiliate, apart from its assignment from the Committee in regard to CEO compensation.”

The Company considered the potential applicability of Item 407(e)(3)(iii) of Regulation S-K and concluded that disclosure of the aggregate fees paid to the firm during the last year is not required by that Item or otherwise.

Securities and Exchange Commission	18	February 18, 2011

25.
In future filings, please revise your compensation discussion and analysis to explain all material elements of the compensation of your named executive officers. In particular, please address the items listed in Item 402(b) of Regulation S-K, including, but not limited to, the objectives of your compensation program and how you determined the amount to pay for each element of your compensation program. In particular, we note the following:

•
Your disclosure suggests that you and your compensation consultant review a peer group of comparable companies, but only for the purpose of setting the compensation of your acting chief executive officer, Howard Brecher. Please clarify whether the peer group is used to set any other named executive officer's compensation. Further, please disclose specifically how the peer group comparison was used to set Mr. Brecher's compensation, including any specific benchmark used to determine his compensation.

•	Please disclose how you determine the base salaries for the named executive officers aside from Mr. Brecher, including how you used the compensation policies of similar companies to set such salaries.

•
Please disclose how you determine the bonus payments that are awarded to your named executive officers. We note your statement that you "take into account a full range of the criteria important to the Company's long-term strategies, rather than relying on inflexible numerical performance targets." Please explain specifically how the performance of the company and its departments, and the attainment of individual goals, led to the specific bonus payment for each named executive officer, including what specific performance metrics and goals were evaluated in determining the bonus payment.

Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Answer:

As disclosed in the past, both salaries and bonuses of the other named executive officers are determined without adhering to fixed formulas or strictly numerical criteria, as these are not believed to be in the best long term interests of the Company.  Likewise, as precise performance metrics were not employed in a fixed manner in determining compensation, it is not possible to reply with the specificity contemplated by the questions posed.

The Company would intend to incorporate expanded disclosure similar to the following, based on the most recently completed fiscal year facts:

Securities and Exchange Commission	19	February 18, 2011

“The Compensation Consultant’s selection and review of a peer group of companies is used directly only in setting the compensation of the acting chief executive officer.  However, the peer group is made available to management, is always used as-is in the peer-group stock performance chart, and is available as a guide when management makes compensation decisions in regard to other named executive officers and other employees.

“No precise formula or single approach or benchmark was determinative of Mr. Brecher’s compensation.  The consultant interacted with the Compensation Committee and used various aspects of the peer group’s performance and compensation as inputs in arriving at its recommendation to the Committee. In regard to all executives, the Company engages in a detailed process of goal-setting, goal tracking, and other evaluation techniques.  The management then weighs individual contributions, department achievements, and the performance of the Company as a whole by a number of criteria, in arriving at compensation decisions.”

26.
We note that Mr. Brecher was awarded bonus compensation of $500,000, but that he elected instead to receive last year's $416,000 bonus. However, we note your disclosure that this "increase in bonus compensation could be awarded at a later date." With a view toward future disclosure, please advise as to how this additional compensation will be awarded to Mr. Brecher, including whether it is payable at the election of Mr. Brecher, or otherwise.

Answer:

The Compensation Committee’s understanding with Mr. Brecher was that in the event he sought to receive a portion of the amount above $416,000 he would request the Committee’s approval.  Mr. Brecher has not thus far in the current fiscal year determined to seek an amount above the $416,000 award he accepted as of July 2010 and his quarterly bonus payments to date have continued at that rate.

27.
In future filings, please disclose the compensation paid to your directors. See Item 402(k) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Answer:

Securities and Exchange Commission	20	February 18, 2011

The Company included the following disclosure on page 4 of its proxy statement for its 2010 Annual Meeting:

“A director who is also an employee of the Company receives no compensation for his service on the Board in addition to that compensation which he receives as an employee. A director who is not an employee of the Company is paid a director’s fee of $25,000 per year. Members of the Audit Committee are paid an additional fee of $20,000 per year.  Compensation for other committee service is determined by the Board from time to time.”

No other compensation is paid to directors.  In the future, the Company will disclose the specific amount paid to each director in a table.  Using the information for the fiscal year ended April 30, 2010, the disclosure would appear as follows:

“Compensation of Directors

“A director who is also an employee of the Company receives no compensation for his service on the Board in addition to that compensation which he receives as an employee. A director who is not an employee of the Company is paid a director’s fee of $25,000 per year. Members of the Audit Committee are paid an additional fee of $20,000 per year.  Compensation for other committee service is determined by the Board from time to time.  The following table shows the amount of fees paid to all non-employee directors during the fiscal year ended April 30, 2010:”

Name	Fees Earned or Paid in Cash ($)

Stephen Davis *	$11,250.00

Alfred Fiore *	$11,250.00

William Reed *	$11,250.00

Dr. Edgar A. Buttner	$21,250.00

Dr. Herbert Pardes	$36,250.00

Marion N. Ruth	$38,750.00

Edward J. Shanahan	$36,250.00

Ruth Legon	$23,750.00

Robert M. Perkins	$23,750.00

Securities and Exchange Commission	21	February 18, 2011

Certain of the foregoing individuals are no longer Directors of the Company and are included for illustrative purposes.

*Directors appointed on April 19, 2010.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Note 9 Legal Proceedings & Restructuring, page 15

28.	For the transaction involving EULAV and ESI, please provide investors with the following in future filings:

•	A more comprehensive understanding of the restructuring transaction involving EULAV and ESI in plain English.

An explanation as to how you determined that the restructuring transaction results in your compliance with the SEC settlement requirements. Please ensure your explanation does not allude to the SEC providing any comfort as to whether the restructuring transaction complies with the SEC settlement.

A statement as to whether Value Line, Inc. has any involvement in the day-to-day operations of EAM and/or the entities included in the trust.

•
A description of the five individuals who have been granted the remaining residual profits interests. If any of the five individuals were employees or directors of Value Line, Inc. prior to the transaction, please disclose this fact.

•	An explanation of the terms of the trust, including the life of the trust.

•	An explanation as to how the Trust determines the portion of revenues from EAM's mutual fund and separate account business, as we note there is a range associated with revenues.

Please provide us with the disclosures you intend to include in future filings.

Answer:

The Company will include substantially the following in future filings:

Securities and Exchange Commission	22	February 18, 2011

“On December 23, 2010, EULAV Asset Management, LLC was restructured as a Delaware statutory trust and renamed EULAV Asset Management (which we refer to as the “Adviser”).  In accordance with the Investment Company Act of 1940 (the “1940 Act”), after the restructuring, each Fund’s prior investment advisory agreement terminated and the Adviser entered into a new investment advisory agreement with each Fund.  The services provided by the Adviser under each new agreement and the rates at which fees are paid by each Fund under its new agreement are the same as under that Fund’s prior investment advisory agreement.  In addition, the other terms of each Fund’s new investment advisory agreement are the same as that Fund’s prior investment advisory agreement, except for the date of execution, the two-year initial term, immaterial updating changes and immaterial changes in form.

“Each Fund has a distribution agreement with EULAV Securities LLC (the “Distributor”), a wholly-owned subsidiary of the Adviser, whose address is 220 East 42nd  Street, New York, NY 10017, pursuant to which the Distributor acts as principal underwriter and distributor of the Funds for the sale and distribution of shares.  On May 5, 2009, the Distributor changed its name from “Value Line Securities, Inc.” to “EULAV Securities, Inc.”  As part of the restructuring described above, EULAV Securities, Inc. was restructured as a Delaware limited liability company and changed its name to EULAV Securities LLC.  No other changes were made to the Distributor’s organization, including its operations and personnel.  For its services under the agreements, the Distributor is not entitled to receive any compensation, although it is entitled to receive fees under each Fund’s Service and Distribution Plan.

“As part of the restructuring, the predecessor Adviser’s capital structure was revised so that Value Line, Inc. (“Value Line”) owns only nonvoting revenue and profits interests and five individuals each owns 20% of the voting profits interests of the Adviser (EAM).  The holders of the Adviser’s voting securities have the right to elect five trustees of the Adviser, who manage the combined company consisting of the Adviser and the Distributor much like a board of directors.  Day-to-day management of the Adviser and the Distributor was delegated to its senior executive, Mitchell E. Appel.  The five initial holders of the Adviser’s voting profit interests are:  Mr. Appel, Avi T. Aronovitz, Richard Berenger, Howard B. Sirota and R. Alastair Short.  These persons elected themselves as the five initial trustees of the Adviser. Mr. Sirota subsequently resigned as a trustee, and the Company understands he has not yet been replaced as of this writing.

Securities and Exchange Commission	23	February 18, 2011

“Each of these shareholders was granted a voting profits interest having 20% of the voting power for trustees and other matters put to shareholders of the Adviser.  Collectively, these interests represent 50% of the residual profit of the business, in which the share of Mr. Appel is 45% and the others each 1.25%.  Value Line retains a nonvoting profits interest representing the remaining 50% of residual profits and has no power to vote for the election, removal or replacement of the trustees of the Adviser.  Value Line also has an interest in non-distribution revenues of the business ranging from 41% at non-distribution fee revenue levels of $9 million to 55% at such revenue levels of $35 million or more.  In the event the business is sold or liquidated, the first $56.1 million of net proceeds (the value of the business at the time the restructuring was approved as determined by the directors of Value Line after reviewing a valuation report by the directors’ financial advisors) plus any additional capital contributions, will be distributed in accordance with capital accounts, 20% of the next $56.1 million will be distributed to the holders of the voting profits interests and 80% to the holders of the nonvoting profits interests (initially Value Line) and the excess will be distributed 45% to the holders of the voting profits interests and 55% to the holders of the nonvoting profits interests.

“Value Line (1) granted the Adviser, the Distributor and each Fund a permanent right to use of the name “Value Line” so long as the Adviser remains the Fund’s adviser and the Fund does not alter its investment objectives or fundamental policies as they exist on the date of the investment advisory agreement to use leverage for investment purposes, short selling or other complex or unusual investment strategies to create a risk profile similar to that of so-called hedge funds, (2) agreed to provide the Adviser its ranking information without charge on as favorable a basis as to its best institutional customers and (3) capitalized the business with $7 million of cash and cash equivalents.

“The trust has no predetermined life, but in the event that control of Value Line’s majority shareholder changes or the majority shareholder no longer owns 5% or more of the voting securities of Value Line, then Value Line has the right, but not the obligation, to buy the Voting Profits Interests at a fair market value to be determined in accordance with the terms of the trust.

“Value Line has with respect to the Adviser the benefit of certain consent rights involving extraordinary events, such as to a proposed sale of all or a significant part of the Adviser, to the Adviser’s making material acquisitions, entering into businesses other than asset management and fund distribution, paying compensation in excess of the mandated limit of 22.5%-30% of non-distribution fee revenues (depending on the level of such revenues), declaring bankruptcy, making material changes in tax or accounting policies or making material borrowings, and entering into related party transactions.

Securities and Exchange Commission	24	February 18, 2011

“Value Line believes that, as a result of the restructuring, it will no longer “control” (as that term is defined in the 1940 Act ) the Adviser or the Distributor.  Under the terms of the settlement with the SEC stemming from Value Line’s brokerage practices with certain Funds prior to November 2004, Jean Bernhard Buttner, who controls Arnold Bernhard & Co., Inc., which owns 86.5% of Value Line’s common stock (the “Control Person”), was barred from association with any broker, dealer, or investment adviser and was prohibited from serving or acting in various capacities, including as an “affiliated person” (as that term is defined in the 1940 Act) of the Funds, the Adviser or the Distributor. This “disassociation” was accomplished when the Company transferred 100% of the voting control over the regulated investment adviser and broker-dealer subsidiaries to 5 individuals, none of whom are under the control of the Company or its majority shareholder.

“On a transitional basis, EAM and ESI occupy a portion of the premises that the Company leases from a third party.  The Company receives rental payments from EAM and provides certain accounting and other administrative support services to EAM.  In accordance with the terms of the restructuring plan, the Company has given notice to EAM to vacate the Company’s premises on or before June 1, 2011.

“Set forth below is brief biographical information with respect to the five individuals who have been granted the remaining residual profits interests, including information with respect to association with Value Line, Inc. as an employee or director prior to the transaction:

“-   Mr. A. Short, the first Chairman of the Trustees of EAM, is a former practicing  attorney with an extensive background in the mutual funds industry and interests in private equity firms.  He served as (executive) Vice Chairman of W.P. Stewart & Co., Inc. and serves as an independent director and Audit Chair of an unrelated funds group.

“-   Mr. A. Aronovitz is an experienced accountant and financial executive and served as interim chief financial officer of Comverse Technologies, a public company, after being appointed to the position following a securities investigation.

“-   Mr. R. Berenger is a highly experienced compliance official, principally in the brokerage industry.

“-   Mr. H. Sirota is a New York City securities attorney who was employed by the NASD before entering private law practice.

Securities and Exchange Commission	25	February 18, 2011

“- Mr. M. Appel was the Chief Financial Officer of the Value Line from April 2008 to December 2010 and from September 2005 to November 2007; President of each of the Value Line Funds since June 2008; President of EULAV and EULAV Securities, Inc. from February 2009 until the restructuring on December 23, 2010; Treasurer of Value Line from June to September 2005; and Chief Financial Officer, XTF Asset Management from November 2007 to April 2008. Mr. Appel  served as a Director on the Value Line Board from February 2010 to October 2010. He earned his MBA from New York University.”

29.	Please tell us if the restructuring transaction includes any provisions in which Value Line, Inc. would have the opportunity and/or is required to re-acquire the voting interests in EAM.

Answer:

In the event that control of the Company’s majority shareholder changes, or if the majority shareholder no longer owns 5% or more of the voting securities of the Company, then the Company has the right, but not the obligation, to buy the Voting Profits Interests at a fair market value to be determined in accordance with the terms of the trust.

Note 10 — Pro Forma Combined Financial Data., page 16

30.
We note that you intend to deconsolidate EULAV and ESI as a result of the restructuring transaction. We further note that you intend to reflect your remaining financial interest in EAM as "Investment in Trust" for $56.1 million on your consolidated balance sheet. Please provide us with a detailed understanding as to how you determined it was appropriate to recognize this asset and how you intend to account for this asset subsequent to the initial recognition. As part of your comprehensive explanation, please ensure you include the specific references to the FASB Codification that supports your accounting. Please also provide us with a detailed description of how your "interests" in EAM will be evidenced. If these interests are evidenced by a profit sharing agreement, please describe the agreement in detail.

Answer:

Securities and Exchange Commission	26	February 18, 2011

The Company determined it was appropriate to recognize the EAM “Investment in Trust” asset in connection with the deconsolidation of EULAV and ESI in accordance with FASB Topic 810-10-40.  Specifically, Topic 810-10-40-4 states “a parent shall deconsolidate a subsidiary…as of the date the parent ceases to have a controlling interest in that subsidiary…”.  Furthermore, Topic 810-10-40-5 states “:…a parent shall account for the deconsolidation of a subsidiary…by recognizing a gain or loss in net income attributable to the parent, measured as the difference between…the fair value of any consideration received” (including the fair value of any retained non-controlling investment in the former subsidiary)…and “the carrying amount of the former subsidiary’s assets and liabilities…”.   Accordingly, the Company recorded a pre-tax gain in net income of $45,271,000 and an asset of $56,100,000 to reflect the fair value of the consideration received in the transaction.

The Company intends to account for this asset subsequent to initial recognition using the cost method of accounting in accordance with the provisions of FASB Topic 325-20, Cost Method Investments.   It believes that this is the proper accounting treatment for the investment essentially because the Company does not have the ability to exercise any control over the operating and financial policies of the EAM Trust.  FASB Topic 323-10-05-5 states that “the equity method tends to be most appropriate if an investment enables an investor to influence the operating or financial decisions of the investee”.  Topic 323-10-15-8 generally states that an investment of 20 percent or more of the stock of an investee shall lead to a presumption that an investor has the ability to exercise significant influence over the investee, in the absence of predominant evidence to the contrary. The fact that VLI will hold only non-voting stock provides such contradictory evidence.

The Company’s “interests” in EAM are evidenced by a “revenue interest” and “nonvoting profits interest” in the EAM trust.  The revenue interest entitles the Company to receive a range of 41% to 55% (depending on the amount of revenues) of EAM’s adjusted gross revenues (excluding distribution revenues).  The nonvoting profits interest entitles the Company to receive 50% (subject to certain limited adjustments) of the profits (as defined in the Trust agreement) of EAM.  The revenue interest and at least 90% of the profits interest are to be distributed each quarter to all shareholders.

We plan to file the Trust document as an exhibit to Form 10-Q for the quarter ended January, 31, 2011.

31.
In future filings, please ensure you provide investors with a detailed understanding as to your initial recognition and subsequent recognition of the Investment in Trust asset. Please ensure you provide investors with a detailed understanding as to all of the material assumptions and estimates used to estimate the fair value of this asset.  Please also provide investors with an understanding as to how you will evaluate this asset in subsequent periods for impairment. Please provide us with the disclosures you intend to include in future filings.

Securities and Exchange Commission	27	February 18, 2011

Answer:

In future filings, the Company will provide investors with disclosure substantially as follows:

“The Company has recorded an asset, Investment in EAM Trust, on its consolidated balance sheet of $56,100,000 as a result of the deconsolidation of EULAV and ESI.  In accordance with the Consolidation Topic of the FASB’s ASC, the Company recognized a pre-tax gain in net income of $45,271,000 measured as the difference between the fair value of the consideration received (including the fair value of any retained non-controlling investments in the subsidiaries) less expenses associated with the divestiture of $3,764,000 and the carrying amount of the former subsidiaries’ assets and liabilities. The asset reflects the fair value of the consideration received in the transaction.

“The Company intends to account for this asset subsequent to initial recognition using the cost method of accounting in accordance with the FASB Topic covering cost method investments (the cost method of accounting is utilized by an investor when it does not have the ability to exercise significant influence over the operating or financial decisions of the investee).

“The Company utilized the services of a third party valuation firm (the “valuator”) to determine the fair value of the EAM asset.  The valuator employed several analytical methodologies to assist the Company in its determination of the fair value of the asset.  These methodologies included two market approach methods which referenced actual transactions in the equity of similar enterprises that are traded in private and public markets and one income approach method utilizing discounted cash flows to determine the present value of the future earning capacity that is available to investors in the entity.    Based upon the results of the valuation methods and cash and other assets transferred by VLI to EAM in the exchange, the Board of Directors of the Company determined a fair value of $56,100,000 for the EAM Trust investment.

Securities and Exchange Commission	28	February 18, 2011

“The Company evaluates this asset for impairment which requires a determination as to whether an event or change in circumstances has occurred in the period that may have a significant adverse effect on the fair value of the investment.  Impairment indicators include, but are not limited to the following: (a) a significant deterioration in the earnings performance, asset quality, or business prospects of the investee, (b) a significant adverse change in the regulatory, economic, or technological environment of the investee, (c) a significant adverse change in the general market condition of the industry in which the investee operates, or (d) factors that raise significant concerns about the investee’s ability to continue as a going concern such as negative cash flows, working capital deficiencies, or noncompliance with statutory capital requirements.”

32.
We note that the shareholders of EAM also hold the remaining portion of the residual profits interests in EAM. To the extent that any of these shareholders were employees and/or directors of Value Line, Inc. prior to the restructuring transaction (e.g., Mitchell Appel, former Value Line, Inc. CFO), please provide us with a detailed explanation as to how you determined this interest should not be reflected as compensation in your consolidated financial statements. In this regard, we note that the shareholders of EAM paid no consideration for these interests in EAM. Please ensure you include specific references to the FASB Codification that support your position.

Answer:

The Company did not reflect the profits interest received by Mitchell Appel as compensation because we believe that the profit sharing interest exclusively relates to future services that Mr. Appel will provide to EAM.  We have reviewed the elements resulting in Mr. Appel’s holding of a residual profits interest in EAM and considered whether or not it should be viewed as a share based arrangement subject to the accounting provisions of FASB Topic 718, Compensation-Stock Compensation (and related Subtopics).  This Topic applies to payment transactions in which an entity acquires employee services by issuing its equity shares, share options, or other equity instruments, or by incurring a liability to an employee.  As mentioned above, we do not believe that Mr. Appel is providing services to VLI pursuant to the transaction, but will be providing services to EAM.  Furthermore, an employee, as defined in Topic 718 is an individual over whom the grantor of the share-based compensation award exercises sufficient control to establish an employer-employee relationship based on common law.  VLI has no ability to exercise any control over Mr. Appel.  Lastly, VLI did not issue any of its equity in the form of compensation to Mr. Appel nor does it have any liability to do so.

Securities and Exchange Commission	29	February 18, 2011

To further our contention that Mr. Appel’s residual profit interest is for future services to be rendered to EAM, it should be noted that in the event that EAM had been sold for its fair market value on December 23, 2010, Mr. Appel would not have been entitled to any share of the sales proceeds.  Under the terms of the Trust agreement, none of the shareholders of EAM holding the remaining portion of the residual profits interests, including Mr. Appel, would have been entitled to any proceeds of the sale of EAM at inception of EAM until VLI had received the first $56,100,000 of proceeds (EAM’s fair market value on that date).  Therefore, any benefits Mr. Appel is entitled to receive in proportion to his capital account relate to the future periods during which he will be rendering services to EAM.

33.
We note that you intend to reflect the portion of EAM's revenues and residual profits you are entitled to receive as revenue rather than as income below the line item, income from operations, similar to the line item, income from securities transactions, (net). Please provide us with a detailed explanation as to how you determined this classification on the consolidated statements of income/(loss) is appropriate, including the specific references to the FASB Codification that supports your presentation. In this regard, please explain to us whether you are providing EAM and/or entities included in the trust any services in exchange for the "revenues" earned. To the extent that you are providing EAM and/or the underlying entities with services in exchange for the revenues, please tell us the amounts that were excluded from elimination in the pro forma financial statements.

Answer:

The Company believes that it is appropriate to reflect the revenue received from EAM as revenue rather than as income below the line item, income from operations. The primary reason is because the revenue, which prior to the deconsolidation transaction was earned through a significant business component of the Company, will continue to be received subsequent to the deconsolidation transaction, although the revenue will instead be received through a conduit (EAM).  Although the Company will not have control over the operating and financial policies of EAM, it does have a contractual right to receive these revenues.  That revenue stream, which was and will continue to be a significant item of cash flow, will be earned from the very same customers that provided the revenue stream prior to the deconsolidation.

Securities and Exchange Commission	30	February 18, 2011

Although not directly on point with respect to the presentation of revenues, the Company relied on the underlying principals of FASB Topic 205-20, Discontinued Operations, in formulating its opinion.  Because one of the cornerstones of discontinued operations classification is to provide investors and others the ability to determine the effect a disposal will have on the future operations of an entity, it would be counterintuitive to classify the operations of a component of an entity as discontinued in one period but have related ongoing operations classified in continuing operations in the period following disposal.  It would be similarly counterintuitive to include revenues in operations in one period but exclude those very same revenues in another period merely because they are now earned through a business arrangement analogous to a joint venture.

When presenting discontinued operations, the operations and cash flows of the disposed component are eliminated.  However, various criteria must be met in order to qualify as a discontinued operation, including the condition that the cash flows of the component will not continue as part of the ongoing operations of the entity.

Based on the “Implementation Guidance and Illustrations” section of that Topic, an entity will not use discontinued operations presentation if significant cash flows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component or as a result of the continuation of activities between the ongoing entity and the disposed component.  With respect to VLI and the EAM revenues, the cash flow does result from a migration of revenues or continuation (through EAM) of the activities and is significant to the Company.   Due to the fact that the revenues received from EAM are generated from the same customers as before the deconsolidation transaction and the significance of the cash flows, the nature of the revenue from its operations is essentially the same both before and after the deconsolidation transaction.  Therefore, the Company believes that these revenues should be presented as other revenues in accordance with SEC Regulation S-X Section 210.5-03(b)1(e), and that the  presentation of the revenues in operations is justified.

Pursuant to the Trust agreement, VLI granted EAM the right to use the “Value Line” name and shall, without charge or expense, supply the Value Line proprietary ranking information.

No amounts were excluded from elimination in the pro-forma financial statements because there are no material additional costs incurred by VLI in connection with the earning of these revenues.

Securities and Exchange Commission	31	February 18, 2011

34.
Please provide investors with disclosures regarding the accounting for your right to receive a range of 41% to 55% of EAM's revenues, excluding distribution revenues, and 50% of the residual profits of EAM. In this regard, please explain the extent to which you anticipate to receive payment from EAM. Please also provide investors with an understanding as to how you will assess EAM's ability to make the payments. In this regard, we note that as of October 31, 2010, EAM would have $6.8M in current assets, and you would have had the right to payment for $3.4 million for the six-months ended October 31, 2010, with EAM recognizing $512,000 in earnings for this period.

Answer:

The disclosure regarding the accounting for VLI’s right to receive the EAM revenues will be essentially as follows:

“VLI has the right to receive a range of 41% to 55% of EAM’s revenues, excluding distribution revenues, and 50% of the residual profits of EAM.  The revenue interest and at least 90% of the profits interest are to be distributed each quarter as discussed below.  The Company records the revenue interest and the distributable portion of the profits interest as they are earned and reflects these revenues in the Statement of Income as “Revenues from Trust” and “Profit Distribution from Trust”, respectively.”

The Trust agreement provides for EAM to make revenue and profit distributions quarterly, within ten days after the end of the quarters ended in March, June, September, and December.  Pursuant to the agreement, EAM provides detailed financial information to VLI on a monthly basis to enable VLI to assess EAM’s financial condition. With respect to your reference to the October 31, 2010  pro-forma financial information noted in your letter, please be advised that VLI, immediately after giving effect to the restructuring transaction, transferred assets to EAM so that EAM had cash, cash equivalents, and short-term investments of $7,000,000, plus other current assets to fully offset its liabilities.  As for the payments due to VLI for its revenue and profits interest, such payments will be made by EAM each quarter from the revenues that are received by EAM, primarily from the Value Line Funds, and the profits earned by it.

Securities and Exchange Commission	32	February 18, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

35.
We note that the assets for your separately managed accounts declined by $29 million since October 31, 2009. Based on your disclosures on page 21 of your fiscal year 2010 Form 10-K, it appears as though this decline occurred during fiscal year 2011. Please provide investors with an understanding as to how this decline is expected to impact your revenues on an annual basis.

Answer:

The loss of the $29 million account was not considered a material event. The annual revenue generated from this account was under $50,000.

Exhibits 31.1 and 31.2

36.
We note that you have replaced the word "report" with "quarterly report" in paragraphs 2 and 3 of the certifications. In future filings, please file your certifications exactly as set forth in Item 601(h)(31)(i) of Regulation S-K.

Answer:

This was an oversight on our part. We have noted your comment and will file all future filings in accordance with the exact wording set forth in Item 601(h)(31)(i) of Regulation S-K.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in filings with the SEC.   The Company understands and acknowledges that staff comments, or changes by the Company to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Value Line appreciates the opportunity to submit this response to your office.

Securities and Exchange Commission	33	February 18, 2011

Sincerely yours,

/s/ Howard A. Brecher
Howard A. Brecher, ACEO, PEO

/s/ John A. McKay
John A. McKay, CFO, PFO

/s/ Stephen R. Anastasio
Stephen R. Anastasio, Treasurer and Principal Accounting Officer

VIA EDGAR